# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCT Semiconductor Holding, Inc., CIK 0001851961
CUSIP: 36170N107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2290 NORTH 1ST STREET, SUITE 201, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-25-001560
Filed by CIK 0002062913

## Reporting persons
- SUNP Corp: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 2,605,109; shared voting power 305,761; sole dispositive power 2,605,109; shared dispositive power 305,761; aggregate amount beneficially owned 2,910,870 (5.2% of the class)
  Comment: 1. The percentage ownership was calculated based upon 55,859,904 shares of the Issuer's common stock, par value $0.0001 per share ("Common Stock") outstanding as of August 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025.
  
  2. The shares of the Issuer's Common Stock are directly held by M-Venture Investment, Inc., M-Material.Parts.Equipment Platform Investment 1, L.P., Asia Pacific Venture Invest L.P., and Asia Pacific Venture Invest II L.P., which are wholly-owned subsidiaries of the Reporting Person, which has sole power to vote and/or dispose of the Common Stock.
  
  3. The shares of the Issuer's Common Stock are directly held by Global Growth Investment, L.P., which the Reporting Person has shared power to vote and/or dispose of the Common Stock beneficially owned by Global Growth Investment, L.P.

## Item 1. Issuer
Name of issuer: GCT Semiconductor Holding, Inc.
Address of issuer's principal executive offices: 2290 NORTH 1ST STREET, SUITE 201, SAN JOSE, California, 95131

## Item 2. Person Filing
Name of person filing: See response to 2(c)
Address of principal business office or, if none, residence: See response to 2(c)
Citizenship:
This statement is filed on behalf of:

SUNP Corporation
6F, Cheongpung Building, 14, Teheran-ro 82-gil, Gangnam-gu, Seoul, 06178, Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Corporation.

## Item 4. Ownership
Amount beneficially owned: 2,910,870 shares
Percent of class: 5.2%. The percentage ownership was calculated based upon 55,859,904 shares of the Issuer's common stock outstanding as of August 7, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
Sole power to vote or to direct the vote: 2,605,109 shares
Shared power to vote or to direct the vote: 305,761 shares
Sole power to dispose or to direct the disposition: 2,605,109 shares
Shared power to dispose or to direct the disposition: 305,761 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SUNP Corp: /s/ Jay (JaeHyuk) Hyun, Jay (JaeHyuk) Hyun, Chief Financial Officer (08/22/2025)